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                     SECURITIES AND EXCHANGE COMMISSION

                           WASHINGTON, D.C. 20549

                            --------------------

                                SCHEDULE TO

                             (Amendment No. 41)

         TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                   OF THE SECURITIES EXCHANGE ACT OF 1934


                        WILLAMETTE INDUSTRIES, INC.
                     (Name of Subject Company (Issuer))

                           COMPANY HOLDINGS, INC.
                            WEYERHAEUSER COMPANY

                   (Names of Filing Persons -- Offerors)

                  COMMON STOCK, PAR VALUE $0.50 PER SHARE
                       (Title of Class of Securities)

                                 969133107
                   (CUSIP Number of Class of Securities)

                           Robert A. Dowdy, Esq.
                            Weyerhaeuser Company
                       Federal Way, Washington 98063
                         Telephone: (253) 924-2345

    (Name, Address and Telephone Number of Person Authorized to Receive
          Notices and Communications on Behalf of Filing Persons)

                                  Copy to:

                             Richard Hall, Esq.
                          Cravath, Swaine & Moore
                             825 Eighth Avenue
                          New York, New York 10019
                         Telephone: (212) 474-1000

        ============================================================

                                SCHEDULE TO

          This Statement amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on November 29, 2000 (as previously amended, the "Schedule TO"), relating to the offer by Company Holdings, Inc., a Washington corporation (the "Purchaser") and a wholly owned subsidiary of Weyerhaeuser Company, a Washington corporation ("Weyerhaeuser" or "Parent"), to purchase (1) all outstanding shares ("Shares") of common stock, par value $0.50 per share, of Willamette Industries, Inc., an Oregon corporation ("Willamette" or the "Company"), and (2) unless and until validly redeemed by the Board of Directors of Willamette, the related rights to purchase shares of Series B Junior Participating Preferred Stock, $0.50 par value per share, of Willamette (the "Rights") issued pursuant to the Rights Agreement, dated as of February 25, 2000 by and between Willamette and Mellon Investor Services LLC (f/k/a ChaseMellon Shareholder Services, L.L.C.), as Rights Agent, at a price of $50.00 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase (the "Offer to Purchase"), dated November 29, 2000, the Supplement thereto dated May 7, 2001 (the "Supplement") and in the related revised Letter of Transmittal (which, together with any supplements or amendments, collectively constitute the "Offer"). Unless the context otherwise requires, all references to the Shares shall be deemed to include the associated Rights, and all references to the Rights shall be deemed to include the benefits that may inure to holders of Rights pursuant to the Rights Agreement.

          Capitalized terms used herein and not defined herein have the respective meanings assigned such terms in the Offer to Purchase, the Supplement and the Schedule TO.

ITEM 11.   ADDITIONAL INFORMATION.

           On May 30, 2001, Weyerhaeuser commenced publication of a newspaper advertisement regarding the Offer and Willamette's 2001 annual meeting of shareholders. The text of the advertisement is filed as Exhibit (a)(5)(LL) hereto.

ITEM 12.   EXHIBITS.

(a)(5)(LL) Newspaper advertisement initially published on May 30, 2001 by Weyerhaeuser Company.

                                 SIGNATURES

          After due inquiry and to the best of their knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.

                                        COMPANY HOLDINGS, INC.,

                                           by

                                                /s/ STEVEN R. ROGEL
                                             --------------------------------
                                              Name:  Steven R. Rogel
                                              Title: President


                                        WEYERHAEUSER COMPANY,

                                           by

                                                /s/ STEVEN R. ROGEL
                                             --------------------------------
                                              Name:  Steven R. Rogel
                                              Title: President and Chief
                                                     Executive Officer

          Dated: May 30, 2001

                               Exhibit Index


Exhibit              Description
-------              -----------

(a)(5)(LL) Newspaper advertisement initially published on May 30, 2001 by Weyerhaeuser Company.

                                                         Exhibit (a)(5)(LL)
TO ALL WILLAMETTE SHAREHOLDERS:

                        WILLAMETTE IS "NOT FOR SALE"

               HOW MUCH WILL WILLAMETTE'S DECISION COST YOU?

Since Weyerhaeuser's first offer for Willamette in August 1998, the board and management of Willamette have been unwilling to negotiate a transaction that would provide a premium to Willamette shareholders. Although Weyerhaeuser is willing to increase its offer above its current price, we believe that the Willamette directors have made it crystal clear that the company they have been entrusted to manage for you is not for sale at any price.

              WE BELIEVE WILLAMETTE'S EXISTING DIRECTORS HAVE
                     NO INTENTION TO SELL AT ANY PRICE

While the Willamette board claims that it takes its fiduciary duty very seriously, we believe the facts speak for themselves--"Willamette is not for sale."

"Well, let me put something straight    "[I]f you're not for sale, it's not a        "We've made it abundantly clear that
from the very beginning. Willamette's   matter for negotiation."                     we are not for sale...."
not for sale."                          THE BUSINESS JOURNAL OF PORTLAND, 3.23.01,   WILLAMETTE PRESS RELEASE, 12.26.00
CNNfn, 5.18.01, Duane McDougall,        McDougall
president and CEO of Willamette
                                                                                     "Well let me reemphasize something
"Willamette has consistently said that  "Why would you negotiate for                 Amanda. We're not for sale, so we're
we are not for sale."                   something you don't intend to sell?"         not talking about price."
CNBC, 5.18.01, McDougall                THE BUSINESS JOURNAL OF PORTLAND, 3.9.01,    CNNfn, 12.15.00, McDougall
                                        Cathy Dunn, vice president
"Well, once again, let me reemphasize,  corporate communications of Willamette       The board's "position remains clear
we are not trying to sell the                                                        and unanimous--Willamette is not
company."                               "Our board has said Willamette is not        for sale."
CNBC, 5.18.01, McDougall                for sale."                                   THE WALL STREET JOURNAL*, 12.13.00,
                                        THE SEATTLE POST-INTELLIGENCER, 2.2.01,      McDougall
"We're not a willing seller...."        McDougall
CNBC, 4.24.01, McDougall                                                             "Willamette is not for sale."
                                        "As we've said all along, we are not         THE NEWS TRIBUNE, 11.30.00,
"We aren't for sale and have not        for sale."                                   McDougall
gone out looking for other              THE OREGONIAN, 1.6.01, McDougall
bidders."                                                                            "...Willamette is not for sale...."
OFFICIAL BOARD MARKETS, 3.31.01         "Weyerhaeuser's announcement and             THE WALL STREET JOURNAL*, 11.29.00,
McDougall                               extension of their hostile offer does        Willamette spokesman on behalf of
                                        not change anything. As we've said all       the board of directors
                                        along, we are not for sale."
                                        WILLAMETTE PRESS RELEASE, 1.5.01,            "This is not an auction or bidding
                                        McDougall                                    process. The company is not for
                                                                                     sale."**
                                                                                     REUTERS, 11.15.00, McDougall


                ASK YOURSELF: WHAT WOULD MY SHARES BE WORTH
                         IF WEYERHAEUSER WENT AWAY?

We believe that by failing to pursue Weyerhaeuser's all-cash premium offer, Willamette is jeopardizing the value of your investment. Even Willamette's CEO expects "dislocation" in the price of your shares if Weyerhaeuser goes away.

              VOTE GOLD NOW TO TAKE CONTROL OF YOUR INVESTMENT

We believe that you deserve a board of directors that will act to protect your interests. You can make your voice heard in a manner that cannot be ignored by your board of directors by electing the Weyerhaeuser nominees at Willamette's June 7th Annual Meeting. If our slate is elected at the June 7th meeting and Willamette continues to refuse to negotiate, Weyerhaeuser intends to nominate a slate of directors for election at Willamette's 2002 Annual Meeting. HOWEVER, IF THE WEYERHAEUSER NOMINEES ARE NOT ELECTED ON JUNE 7TH, WE WILL WITHDRAW OUR OFFER, SINCE IT WILL TAKE AT LEAST TWO MORE YEARS, UNTIL THE 2003 ANNUAL MEETING, TO EFFECT A TRANSACTION NOT APPROVED BY THE CURRENT WILLAMETTE BOARD.

                        [Weyerhaeuser Company logo]

    To support the Weyerhaeuser nominees, ignore the green proxy card.
     You must use the GOLD card to vote for the Weyerhaeuser nominees. If you have any questions or require any assistance in executing or delivering your proxy, please call our proxy solicitor, INNISFREE M&A INCORPORATED, at 1-877-750-5838 (toll-free).

Company Holdings, Inc. ("CHI"), a wholly owned subsidiary of Weyerhaeuser Company, has commenced a tender offer for all the outstanding shares of common stock of Willamette Industries, Inc. at $50.00 per share, net to the seller in cash, without interest. The offer currently is scheduled to expire at 12:00 midnight, New York City time, on Thursday, June 7, 2001. CHI may extend the offer. If the offer is extended, CHI will notify the depositary for the offer and issue a press release announcing the extension on or before 9:00 a.m. New York City time on the first business day following the date the offer was scheduled to expire.

* THE WALL STREET JOURNAL IS A TRADEMARK OF DOW JONES L.P.

**PERMISSION TO USE QUOTATIONS NEITHER SOUGHT NOR OBTAINED       May 30, 2001